FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 10, 2024

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)
Federated Hermes Institutional Prime Obligations Fund (the “Fund” or the “Surviving Fund”)
1933 Act File No. 333-278462
1940 Act File No. 811-05950

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on April 30, 2024, regarding its Preliminary Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on April 2, 2024. Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

GENERAL COMMENTS

a. The Registrant and its management are responsible for the accuracy and adequacy of its disclosure notwithstanding review by, or absence of action of, the Staff.

b. The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.

c. Where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

With respect to General Comment a., the Registrant understands its responsibility. With respect to General Comments b. and c., the Registrant will comply as requested.

Prospectus/Proxy Statement

COMMENT 1. Q&A – What should I do in connection with the Reorganization?

The Staff notes the following disclosure:

“Please do not attempt to make the exchange into the Surviving Fund yourself in advance of the Reorganization. Doing so in advance of the Reorganization will result in a taxable event.”

Please bold these two sentences.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Summary

In accordance with Item 3(c) of Form N-14, please add a sentence that the Reorganizing Fund and the Surviving Fund have substantially similar risks.

RESPONSE:

The Registrant will add the following disclosure (addition bold and underlined) to the seventh paragraph under the sub-section “Reasons for the Reorganization”:

“There are no material differences between the fundamental investment limitations of the Reorganizing Fund and the Surviving Fund. The Reorganizing Fund and the Surviving Fund each have substantially similar investment risks.”

COMMENT 3. All Fee Tables

Please confirm supplementally whether the Adviser of the Reorganizing Fund has any right to recoup waived or reimbursed fees of the Reorganizing Fund. If so, please confirm whether these recoupment rights will or will not be carried over to the Surviving Fund after the Reorganization. If yes, please disclose these recoupment rights.

RESPONSE:

Supplementally, the Registrant confirms that the Adviser of the Reorganizing Fund has no arrangement for, or right to, recoup waived or reimbursed fees.

COMMENT 4. All Fee Tables

Please confirm supplementally that the fees and expenses as presented remain current for all share classes.

RESPONSE:

Supplementally, the Registrant confirms that the Registration Statement reflects the current fees and expenses for all share classes.

COMMENT 5. All Fee Tables

The Staff notes the following disclosure regarding the fee waiver termination date in applicable footnotes of each fee table:

“If this Reorganization is approved, then the Termination Date will be extended up to, but not including the later of (a) August 1, 2025 or (b) the first day of the month following the one year anniversary of the Closing Date.”

Please consider rephrasing this language to the following:

“If this Reorganization is approved, then the Termination Date will be extended up to (but not including) the later of (a) August 1, 2025, or (b) the first day of the month following the one year anniversary of the Closing Date.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 6. Comparison of Principal Risks

On page 15, the Staff notes the following sentence:

“Because the Reorganizing Fund and the Surviving Fund have substantially the same investment objective and substantially similar principal investment strategies, substantially all of their principal risks are the same.”

Please clarify this statement to reflect that overall the principal risks are substantially similar.

RESPONSE:

The Registrant will revise the noted disclosure as follows (deletions stricken and additions bold and underlined):

“Because the Reorganizing Fund and the Surviving Fund have substantially the same investment objective and substantially similar principal investment strategies, the principal risks of each Fund are substantially similar ~~substantially all of their principal risks are the same~~.”

COMMENT 7: Purchases

The Staff notes that the New York Stock Exchange has updated its holiday closure list to include the Juneteenth holiday. Please add this holiday to the list in paragraph four.

RESPONSE:

The Registrant will revise the noted disclosure as follows (addition bold and underlined):

“In addition to weekends, the Federal Reserve is generally closed on the following national holidays (or on business days on which such holidays are observed): New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day and Christmas Day.”

COMMENT 8. Board Considerations Relating to the Reorganization

The Staff notes the disclosure in the following bullet point:

“There are no material differences between the Reorganizing Fund’s non-fundamental investment objective and the Surviving Fund’s fundamental investment objective.”

This disclosure should include any differences in the investment objectives even if not considered material. Please address the non-material differences between the investment objectives of the Surviving Fund and Reorganizing Fund.

RESPONSE:

The Registrant will revise the disclosure as follows (deletions stricken and additions bold and underlined):

“There are no material differences between the Reorganizing Fund’s non-fundamental investment objective and the Surviving Fund’s fundamental investment objective~~.~~, although the Reorganizing Fund’s investment objective includes the phrase “and liquidity” whereas the Surviving Fund’s investment objective does not include that phrase. The Board considered that, as institutional money market funds, each Fund is subject to the same liquidity requirements under Rule 2a-7 and thus liquidity is an implied objective given the nature of the Surviving Fund.”

COMMENT 9. Board Considerations Relating to the Reorganization

In addition to identifying the benefits of the Reorganization considered by the Board, please also confirm any adverse consequences of the Reorganization that were considered by the Board. If adverse consequences were considered, please disclose them.

RESPONSE:

The Registrant confirms that the disclosure in the sections entitled “Why has the Board of Trustees approved the Reorganization?” and “Board Considerations Relating to the Reorganization” discloses the material factors considered by the Board in its decision to approve the Reorganization.

COMMENT 10. Description of the Surviving Fund’s Share Classes and Capitalization

The Staff requests the following:

a.	Please confirm supplementally that no material changes have occurred since the filing of each Fund’s most recent Balance Sheet.
b.	In the capitalization tables presentation, please add a footnote to the “Reorganization expenses” line explaining the reasoning for the Total Net Assets adjustments.

RESPONSE:

With respect to Comment 12 a., the Registrant confirms there have been no material changes to the Funds since the filing of their most recent balance statements. However, the Registrant notes the capitalization tables presented will be updated to reflect capitalization numbers as of April 30, 2024, to present capitalization information as of a date within 30 days of the effective date of the Registration Statement.

With respect to Comment 12 b., the Registrant confirms that the noted “Reorganization expenses” line item reflects the allocation of reorganization expenses that the Reorganizing Fund’s Institutional Shares and Capital Shares will pay. In light of the Staff’s comment, the Registrant will add the requested footnote related to both line items as follows:

“3 Reflects Reorganization expenses to be paid by the Reorganizing Fund and its respective share classes.”

Questions on this letter or requests for additional information may be directed to me at Christina.Eifler@FederatedHermes.com.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Senior Paralegal
Federated Hermes, Inc.